SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of February 6, 2003

KLM ROYAL DUTCH AIRLINES
(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X]       Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ]       No [X]

KLM TO ADJUST CAPACITY TO MARKET CIRCUMSTANCES IN SUMMER SCHEDULE 2003
MONTHLY OPERATING STATISTICS JANUARY 2003
SIGNATURES

03/008

KLM TO ADJUST CAPACITY TO MARKET CIRCUMSTANCES
IN SUMMER SCHEDULE 2003

AMSTELVEEN, February 3, 2003 – KLM Royal Dutch Airlines will adjust capacity to many destinations during the summer of 2003 due to market circumstances. Capacity on some routes will be trimmed by deploying smaller aircraft or reducing flight frequencies. Elsewhere, on routes that traditionally attract more passengers in summer than in winter, KLM will increase frequency and/or capacity. On balance, KLM will withdraw a Boeing 747-300 and some regional turboprop aircraft from operations at the start of the summer schedule. A second Boeing 747-300 and a third Fokker 50 may be withdrawn from operations during the second half of the summer schedule. The 2003 summer schedule begins on Sunday, March 30, and ends on Saturday, October 25. Flight schedules have already been adjusted in reservations systems and on WWW.klm.com.

Europe

Two new European destinations will be added to the KLM network: Trondheim (Norway) and Bern (Switzerland). The twice-daily roundtrip service to Trondheim will be operated by KLM cityhopper with Fokker 70 equipment. The thrice-daily roundtrips between Amsterdam and the Swiss capital of Bern will be operated by Air Alps. The summer schedule will see increased daily frequencies to the cities of Glasgow, Edinburgh, Frankfurt, Munich, Istanbul, Athens, Lisbon, Nice, Rome, Venice and Bologna. Frequencies to the following destinations will be trimmed: London City, Cardiff, Humberside, Leeds/Bradford, Stuttgart and Hannover.

Intercontinental

•	In Asia, KLM will intensify codesharing with China Southern Airlines, raising the number of roundtrips between Amsterdam and Shanghai from three to five.

•	In Africa, KLM will add the cities of Durban and Port Elizabeth to its network through codesharing with the South African regional carrier Comair. KLM will take over daily roundtrip between Amsterdam and Casablanca, currently operated by Transavia. Owing to ongoing political unrest in the Ivory Coast, KLM flights to Abidjan remain suspended until further notice.

•	In Central and South America, KLM will reduce frequency to São Paulo by one weekly flight. Frequencies to the Dutch Antilles and Bonaire will be increased.

•	In the Middle East, KLM will reduce weekly flight frequencies to Amman and Damascus, and operate an additional flight to Almaty. Flights to Tel Aviv will be operated with a Boeing 737-800 during the summer of 2003

Cargo

With the delivery of two new Boeing 747-400 Extended Range Freighters, KLM Cargo will be able to better serve is customers in specific markets. Freighter capacity to Singapore, Osaka/Tokyo will be supplemented with freighter capacity to Hong Kong, in addition to the daily combi flights. Since January 9, 2003, freighter flights to Osaka have made an intermediate landing in Almaty instead of Anchorage. The Almaty cargo market is commercially attractive and KLM Cargo is currently the only provider of freighter capacity in the Kazakhstan capital. The alternative route also reduces flying time to Osaka.

AMS/DR/BK/RDN

03/009

KLM overall traffic increased by 6 percent in January 2003

		January		April through January
(in millions)	2003	2002	Growth (%)	2002/03	2001/02	Growth (%)

Overall
Revenue Ton-Kms	809	764	6	8,489	8,274	3
Available Ton-Kms	1,102	1,029	7	10,850	10,875	0
Load Factor (%)	73.4	74.2		78.2	76.1
Passenger
Revenue Passenger-Kms	4,851	4,454	9	50,230	49,388	2
Available Seat-Kms	6,362	5,837	9	62,914	63,021	0
Passenger Load Factor (%)	76.2	76.3		79.8	78.4
Cargo
Revenue Cargo Ton-Kms	324	319	2	3,475	3,342	4
Available Cargo Ton-Kms	501	477	5	4,878	4,891	0
Cargo Load Factor (%)	64.7	66.7		71.2	68.3

Note:
- Based on preliminary numbers.
- As of April 1, 2002 KLMuktraffic and capacity figures (excluding Buzz) are included in this publication.
Prior-year figures have been restated for comparative purposes.

Overall

In January, overall traffic increased by 6 percent. As capacity was up 7 percent on last year, overall load factor decreased by 0.8 percentage points to 73.4 percent.

Passenger traffic

January passenger traffic increased 9 percent, and passenger capacity was up 9 percent as well. As a result, passenger load factor was virtually the same year-on-year at 76.2 percent. Passenger traffic on the European routes increased by 9 percent with capacity growth at 5 percent, continuing the improving trend in load factor over the last few months. Traffic on the North Atlantic increased by 20 percent year-on-year. Capacity increased by 23 percent, which in part follows from the fact that capacity was shifted back from Northwest to KLM in order to restore the balance in the joint venture. As a consequence, passenger load factor decreased by 1.7 percentage points to 75.4 percent. This decrease reflects a downward trend in traffic volumes outbound USA. On the Asia Pacific routes, traffic increased by 5 percent year-on-year. Passenger load factor on this route area marginally improved to 82.3 percent.

Cargo traffic

In January, cargo traffic was 2 percent higher than last year. With capacity up 5 percent on last year, cargo load factor decreased by 2 percentage points to 64.7 percent. Traffic on the Asia Pacific routes was 1 percent higher compared to last year on a 4 percent capacity increase. On the North Atlantic routes traffic increased by 6 percent, while capacity was up 8 percent. Outbound traffic Europe was especially under pressure.

Amstelveen, February 5, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: February 6, 2003	By /s/ R.A. Ruijter
Name: R.A. Ruijter Title: Managing Director & CFO

By /s/ H.E. Kuipéri Name: H.E. Kuipéri Title: Senior Vice President & General Secretary